UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BAXTER INTERNATIONAL INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-4448	36-0781620
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Baxter Parkway, Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip code)

Dawn M. Maloney      224.948.2959

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01	Conflict Minerals Disclosure and Report

The Conflict Minerals Report (CMR) for the year ended December 31, 2015 for Baxter International Inc. (Baxter or the Company) is included in this Form SD as Exhibit 1.01 under Item 2.01 and is also publicly available on Baxter’s website at www.baxter.com/conflictminerals. Through the Reasonable Country of Origin Inquiry (RCOI) described in Baxter’s CMR, certain suppliers disclosed that recycled or scrap sources of tin, tantalum, tungsten and/or gold were identified in their supply chains and therefore due diligence was not required on such sources.

Item 1.02	Exhibit

See Item 2.01.

Item 2.01	Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report for the year ended December 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BAXTER INTERNATIONAL INC.

By:	/S/ TIMOTHY P. LAWRENCE
Timothy P. Lawrence
Corporate Vice President, Operations

Date: May 31, 2016